Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E., MS 03-08
Washington, D.C. 20549
July 11, 2007
Mr. Thompson:
     Set forth below are our responses to the Commission’s comments given by letter dated June 14, 2007 regarding our Form 10-K for the year ended February 3, 2007. I have included the comments from that letter along with our responses. Our responses appear immediately below the related comment:
Staff Comment #1 — Revenue Recognition, page 34:
     Staff’s comment — Please tell us and revise your disclosure to clarify your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time. Refer to APB 22. Additionally, please disclose either here or in Management’s Discussion and Analysis the amount of gift card breakage recorded during each period presented, if any. If you believe the amount of breakage is immaterial for disclosure, please quantify for us the amounts recognized for the periods presented.
     Response — In response to the Staff’s comment regarding clarification of our accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time, at this time, we do not recognize any breakage on gift card because we determined that we have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdiction as abandoned property.
     Our liability for accrued gift cards and credits were disclosed in note 7 Accrued Expenses included in our Form 10-K for the year ended February 3, 2007, and were $19.3 million at February 3, 2007 and $16.3 million at January 28, 2006. We will include the following in our revenue recognition accounting policy note in our Form 10-Q for the second quarter ending August 4, 2007:
     “We recognize no revenue at the time gift cards are sold. Rather, a liability is established for the face amount of the card. The liability is relieved, and revenue is recognized, when gift cards are redeemed for merchandise. The liability is also relieved when we escheat non-redeemed gift cards under unclaimed property law.”
     Also, as a point of reference, we are currently considering establishing a separate gift card company to manage our gift card program. We may revise our accounting policy accordingly, should we establish the gift card company.
Staff Comment #2 — Segment Reporting, page 36:
     Staff’s comment — Please tell us and revise your disclosure to clarify how you determined that you have only one reportable segment and whether operating segments have been aggregated. Refer to paragraph 26.a of SFAS 131. If operating segments have been aggregated,
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please tell us how each operating segment meets all of the aggregation criteria in paragraph 17 of SFAS 131, including similarity of economic characteristics. In your response, please provide us with the revenues, gross profit and segment profit for each of your operating segments for each period presented. Alternatively, if you have determined that both of your retail store formats (Aeropostale and Jimmy’Z) as well as your e-commerce operations are managed as one operating segment, please tell us how you arrived at this conclusion. Ensure you tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to segments and assess performance. Refer, for guidance, to paragraphs 10-15 of SFAS 131.
Response — In response to the Staff’s comment regarding clarification of how we determined reportable segments and whether operating segments have been aggregated, In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we determined our operating segments on the same basis that we use to evaluate our performance internally. We are engaged in selling retail apparel, primarily through stores in the United States. The three operating segments identified by us are our Aeropostale retail store business, our Jimmy’Z retail store business, and our Aeropostale e-commerce business. We aggregate our three operating segments into a single reportable segment because they meet the aggregation criteria set forth in paragraph 17 of SFAS No. 131. The Company believes its operating segments may be aggregated for financial reporting purposes because they are similar in each of the following areas, as outlined in the above-mentioned guidance:
1.	Economic characteristics — We launched both our Jimmy’Z retail business and Aeropostale e-commerce business during mid-2005. Both businesses are currently in their start-up development stage. Our Jimmy’Z business was modeled with a long-term goal of achieving economic results similar to our Aeropostale business and with a similar cost structure. Recognizing that Jimmy’Z is a start-up business with a much smaller scale than our Aeropostale business at this point, and that Aeropostale is a nationally recognized, 20-year old brand, our Jimmy’Z sales per store results have been much lower than Aeropostale. Our Jimmy’Z sales per store are averaging approximately $950 thousand, compared with approximately $1.8 million per Aeropostale store. However, average sales per store at Jimmy’Z are comparable to Aeropostale stores during 1998, when we had only 100 stores in the chain at that time. The Jimmy’Z merchandise margin, a key component of the gross margin, is also currently substantially below Aeropostale, as we continue to evolve and fine-tune the merchandise assortment. The merchandise margins for Jimmy’Z were 38% of sales for 2006, reflecting liquidation of assortments. Our three-year plans assume the achievement of similar merchandise margins, approximating 50%, for Jimmy’Z, Aeropostale and e-commerce. Further in evaluating our e-commerce business, we review our sell-through, margins and operating results, similar as we do for all our stores. We only sell merchandise on our e-commerce site that is sold in our stores, as we have no separate design and buying departments.

In addition, to provide the staff with a further explanation as to the similarities between our Aeropostale and Jimmy’Z retail businesses we discussed three critical matrixes, as follows:
•	Occupancy costs — We operate 14 Jimmy’Z retail stores, all of which opened in 2005, and all of which are in the same mall as our Aeropostale store. The stores are similar in size with similar rents. The Jimmy’Z stores average approximately 3,800 square feet and Aeropostale stores average approximately 3,500 square feet. The Jimmy’Z stores average approximately $65 of rent per square foot, as do the 14 Aeropostale stores in the same mall.
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•	Construction costs — Construction costs are in a similar range. Construction costs for the 14 Jimmy’Z stores have averaged approximately $700,000 per store . We expect that our new Aeropostale stores built using our new store format will average approximately $500,000 per store.

•	Payroll — The Aeropostale and Jimmy’Z stores have similar staffing models that include a store manager and assistant manager. In addition, both businesses have similar wage scales and compensation plans. Average annual payroll per store is approximately $200,000 for both Jimmy ‘Z and Aeropostale stores.
2.	The nature of the products and services — Our Aeropostale and Jimmy’Z retail store businesses, and our Aeropostale e-commerce business, all offer similar products. All three operating segments sell primarily apparel goods. The goods sold though our two retail store businesses are similar type apparel goods, consisting of knit and woven tops, shorts, jeans, pants, outer-ware and accessory goods. The goods sold through our Aeropostale e-commerce business are the same goods that are sold in our Aeropostale retail stores, and are sold at similar price points.

3.	The nature of production processes — We do not manufacture or produce any goods for any of our three operating segments. We instead purchase finished product that are ready for sale from our vendors. Substantially all of our Jimmy’Z merchandise is purchased from the same vendors that produce our Aeropostale merchandise. The Aeropostale merchandise is purchased in bulk, and then allocated to individual stores within our chain. E-commerce is considered one of our stores for that purpose. Lead times from order placement to delivery date are similar for all segments. In addition, all administrative and support functions are organized to support all businesses, including finance, real estate and construction, information technology, human resources, planning and allocation, and legal.

4.	The type or class of customers for their products or services — All three of our operating segments offer similar type merchandise (see above) to similar end users. All three of our operating segments target young men and young women customers with similar demographics. Our Aeropostale businesses principally target 14 to 17 year-old young men and women. Our Jimmy’Z business principally targets 18 to 25 year-old young men and women. However, we believe that our overall customer age ranges are wider than the targeted ages and overlap the different brands.

5.	The methods used to deliver their products or provide their services — Our Aeropostale and Jimmy’Z merchandise is delivered to the same distribution center, transported to the stores using the same transportation company, then sold to retail customers in retail mall locations, utilizing the same point of sale, inventory management and distribution systems and processes. All of our Jimmy’Z stores are located in the same mall as our Aeropostale store. Both retail store formats display merchandise in the same manner and the stores and e-commerce business have similar return and exchange policies. While our Aeropostale e-commerce products are delivered to our customers’ homes, they can be returned to our Aeropostale stores. Our web site reinforces our particular brand’s lifestyle and is designed to complement the in-store experience. Our Aeropostale buying and allocation department allocates all products.

6.	If applicable, the nature of the regulatory environment — Not applicable to our businesses.
     Additionally, our Jimmy’Z retail and Aeropostale e-commerce operating segments have not met the quantitative threshold requirements of SFAS 131, “Disclosure about Segments of an Enterprise and Related Information.”
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     We have provided below net sales, merchandise margin and net income/(loss) for each of our three operating segments and on a consolidated basis:
     We will revise our segment policy disclosure to add the following language in our Form 10-Q for the second quarter ending August 4, 2007 as follows:
     “In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we determined our operating segments on the same basis that we use to evaluate performance internally. The operating segments identified by us, which include our Aéropostale retail stores, our Jimmy’Z retail stores, and our Aéropostale e-commerce business, have been aggregated into one reportable segment. We aggregate our operating segments because they meet the aggregation criteria set forth in paragraph 17 of SFAS No. 131. We believe our operating segments may be aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products, nature of production processes and distribution methods. Revenues from external customers are derived from merchandise sales and we do not rely on any major customers as a source of revenue Our Consolidated net sales mix by merchandise category was as follows:

	Fiscal
Merchandise Categories	2006	2005	2004
Young Women’s	60%	61%	60%
Young Men’s	25	25	26
Accessories	15	14	14

Total Merchandise Sales	100%	100%	100%

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Staff Comment #3&4 — Note 10. Stock-Based Compensation, page 40:
     Staff’s comment #3 — Reference is made to the disclosure regarding your election to use the alternative transition method provided in FASB Staff Position 123(R)-3 with respect to accounting for the tax effects of share-based payment awards. Please confirm to us and revise your future filings to clarify that once you established the beginning balance of the APIC pool, you’ve limited your use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were fully vested and outstanding upon the adoption of SFAS 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123 (R) is required to be determined in accordance with the guidance in SFAS 123 (R).
     Response — In response to the Staff’s comment regarding our election to use the alternative transition method provided in FASB Staff Position 123(R)-3 with respect to accounting for the tax effects of share-based payment awards, we confirm and will revise our future filings to disclose that we’ve limited our use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were fully vested and outstanding upon the adoption of SFAS 123(R). We track option exercises to evaluate if they were fully vested at the adoption date. The compensation cost deduction for tax purposes for a partially vested award is compared with the sum of compensation cost recognized or disclosed for that award under Statement 123 or Statement 123(R) before applying against the APIC pool.
     We further confirm and will disclose in future filings that the impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123 (R) was determined in accordance with the guidance in SFAS 123 (R).
     Staff’s comment #4 — Where you disclose the assumptions used to estimate the fair value of option grants, please also describe the method used to estimate each of the assumptions. Refer to paragraph A240.e.2. of SFAS 123 (R).
     Response — In response to the Staff’s comment regarding the description of the assumptions we used to estimate the fair value of option grants, the following outlines our conclusions:
1.	Expected volatility — As discussed in Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), since we have a limited historical volatility, and since we did not expect this limited volatility to reflect future volatility due to the short time we have been a publicly held company, we determined our estimate of expected volatility on the volatility of similar entities. The estimate of 50% volatility for the year ended February 3, 2007 was based on median results of a peer group analysis. The entities included in our peer group, include companies such as American Eagle Outfitters and Abercrombie and Fitch, and are in the retail industry and have a similar size and financial leverage as us. We will continue to evaluate our historical volatility calculated from this past information compared to our peer group.

2.	Expected life — Since our options have “plain-vanilla” characteristics based upon SAB 107, we utilized the “simplified” method to determine expected life: = ((vesting term + original contractual term) / 2). Our options have an eight-year original contractual term and graded vesting over four years (25% of the options in each grant vest annually), resulting in an expected term of 5.25 years under this method. This method has been consistently applied to all employee share options and in future filings we will disclose the use of this method in the notes to our consolidated financial statements. Consistent with SAB 107 we will not utilize the simplified method for share option grants after December 31, 2007.

3.	Risk-free interest rate — Estimated at 4.86% for the year ended February 3, 2007 and indexed using five-year Treasury note interest at the date of grant.

4.	Expected forfeiture rate — Estimated at 20% for the year ended February 3, 2007 and based on historical forfeiture information.
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     We will expand our disclosure in future filings as follows:
     “Expected volatilities are based on median results of a peer group analysis that have similar size and financial leverage as us. We will continue to evaluate our historical volatility calculated from this past information compared to our peer group term structure to determine an appropriate implied volatility over the life of an option. We have elected to use the simplified method for estimating our expected term as allowed by SAB 107 to determine expected life. The risk-free rate is indexed to the five-year Treasury note interest at the date of grant and expected forfeiture rate is based on our historical forfeiture information.”
Staff Comment #5 — Exhibits 31.1 and 31.2:
     Staff’s comment — Please revise paragraphs 2, 3 and 4 to refer to this “report” rather than this “annual report” in order to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.
     Response — In response to the Staff’s comment regarding specific language in exhibits 31.1 and 31.2, we will revise paragraphs 2,3 and 4 in future filings to refer to this “report” rather than this “annual report” in order to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.
     In addition, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Michael J. Cunningham
Michael J. Cunningham
Executive Vice President — Chief Financial Officer

CC: Julian R. Geiger, Chairman and CEO
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